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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

January 14, 2026

Dear Sir/ Madam,

Sub: Outcome of the Board meeting

This has reference to our letter dated December 15, 2025, regarding the captioned subject. The Board, at their meeting held on January 13-14, 2026 transacted the following items of business:

Financial Results:

1. Approved the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards ("INDAS") for the quarter and nine months ended December 31, 2025;

2. Approved the audited standalone financial results of the Company as per INDAS for the quarter and nine months ended December 31, 2025;

3. Approved the audited financial statements of the Company and its subsidiaries as per INDAS and International Financial Reporting Standard ("IFRS") for the quarter and nine months ended December 31, 2025;

Stock grants:

4. Based on the recommendations of the Nomination and Remuneration Committee, approved the grant of annual time-based stock incentives in the form of Restricted Stock Units ("RSUs") to Salil Parekh, CEO & MD having a market value of ₹3 crore as on the date of grant under the 2015 Stock Incentive Compensation Plan ("2015 Plan") in accordance with the terms of his employment agreement. The RSUs will vest in line with the employment agreement. The RSUs will be granted w.e.f., February 1, 2026 and the number of RSUs will be calculated based on the market price at the close of trading day on a date immediately preceding the grant date. The exercise price of RSUs will be equal to the par value of the share

Allotment of equity shares:

5. Allotted 6,914 equity shares of face value of ₹ 5 each, pursuant to exercise of Restricted Stock Units by eligible employees as hereunder:

   - 70 equity shares under the 2015 Incentive Compensation Plan;
   - 6,844 equity shares under the Infosys Expanded Stock Ownership Program 2019.

   Consequently, effective from January 14, 2026, the issued and subscribed share capital of the Company stands increased to ₹ 20,27,33,74,065/- divided into 4,05,46,74,813 equity shares of ₹5/- each.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

The Board meeting was held on January 13 and 14, 2026. The Board meeting on January 14, 2026 commenced at 12:15 PM IST and concluded at 3:53 PM IST.

We are hereby enclosing herewith the financial results and press release for your information and records. The same will also be made available on the Company's website www.infosys.com.

This is for your information and records.

Yours Sincerely,
For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha

Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2026.01.14 16:01:45 +05'30'

Manikantha A.G.S.
Company Secretary
Membership No: A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com